UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

1 March 2024

Pearson plc

Announcement of share repurchase programme

Further to its announcement on 1 March 2024 of its Preliminary Results, Pearson plc (the Company) announces that it has entered into an engagement with Citigroup Global Markets Limited (the Bank) to execute its £200 million share buyback programme (the Programme).

The Programme will commence the next business day following completion of the current £300 million share buyback programme announced on 20 September 2023, and is anticipated to end on or before 8 August 2024 (the Engagement Period). As per the 20 September 2023 announcement, it is anticipated that the current £300 million share buyback programme will end on or before 7 March 2024. Purchases may continue during any closed periods of the Company during the Engagement Period.

The Company has entered into an engagement with the Bank under which it has issued a non-discretionary irrevocable instruction to the Bank to manage the Programme. The Bank will carry out the instruction through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. The Bank will make trading decisions in relation to the Company's ordinary shares repurchased under the Programme independently of, and uninfluenced by, the Company.

Any acquisitions of its ordinary shares by the Company will be effected within certain pre-set parameters set out in the Bank's engagement letter, and in accordance with the Company's AGM authority to repurchase ordinary shares as in force from time to time (at the AGM on 28 April 2023, shareholders gave the Company authority to purchase a maximum of 71,612,324 ordinary shares), Chapter 12 of the Financial Conduct Authority's Listing Rules and the provisions of the Market Abuse Regulation 596/2014/EU (as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018, as amended) and will be discontinued in the event that the Company ceases to have the necessary general authority to repurchase ordinary shares.

The sole purpose of the Programme is to reduce the capital of the Company. As such, the Company will cancel any ordinary shares purchased.

For the avoidance of doubt, no repurchases will be made in respect of the Company's American Depositary Receipts.

The Bank may undertake transactions in the Company's ordinary shares during the Engagement Period in order to manage its market exposure under the Programme.

CONTACTS

Investor Relations	Jo Russell	+44 (0) 7785 451 266
	Gemma Terry	+44 (0) 7841 363 216
	Brennan Matthews	+1 (332) 238-8785
Teneo	Charles Armitstead	+44 (0) 7703 330 269

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 01 March 2024
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary